UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spirit AeroSystems Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
848574 10 9
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The original Schedule 13G was filed with the Securities and Exchange Commission on February 14, 2007 under (CIK)1349682 whereas this Amendment to the Schedule 13G is being filed under (CIK) 1364885.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Persons Filing:
Item 2(b) Address of Principal Business Office or, if none, Residence:
Item 2(c) Citizenship:
Item 2(d) Title of Class of Securities:
Item 2(e) CUSIP No.:
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4 Ownership:
Item 5 Ownership of Five Percent or Less of a Class:
Item 6 Ownership of More than Five Percent on Behalf of another Person:
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8 Identification and classification of Members of the Group:
Item 9 Notice of Dissolution of Group:
Item 10 Certification:
SIGNATURE
INDEX TO EXHIBITS

CUSIP No.	848574 10 9	13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ontario, Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,411,638 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		32,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	24.0% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	848574 10 9	13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,197,952 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,197,952 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,197,952 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	848574 10 9	13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) OAH Wind LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,604,867 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,604,867 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,604,867 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	848574 10 9	13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex Spirit Co-Invest LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,892,892 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,892,892 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,892,892 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	848574 10 9	13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Wind EI II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		530,376 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		530,376 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	530,376 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	848574 10 9	13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Onex US Principals LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,551 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		185,551 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,551 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.2% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	848574 10 9	13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		32,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,411,638 shares of Class A Common Stock issuable on conversion of Class B Common Stock.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	24.0% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 102,563,955 shares of Class A Common Stock outstanding on November 11, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	848574 10 9	13G	Page	9	of	16

Item 1(a)	Name of Issuer:

Spirit AeroSystems Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3901 South Oliver
Wichita, Kansas 67210

Item 2(a)	Name of Persons Filing:

Onex Corporation
Onex Partners LP
OAH Wind LLC
Onex Spirit Co-Invest LP
Wind EI II LLC
Onex US Principals LP
Gerald W. Schwartz

Onex Corporation, Onex Partners LP, OAH Wind LLC, Onex Wind LLC, Wind EI II LLC, Onex US Principals LP and Mr. Schwartz are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 1 for their Joint Filing Agreement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Onex Corporation and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700
Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of each of Onex Partners LP and Onex Spirit Co-Invest LP:

c/o Onex Investment Corporation 712 Fifth Avenue
New York, New York 10019

The address for the principal business office of each of OAH Wind LLC, Wind EI II LLC and Onex US Principals LP is:

421 Leader Street
Marion, Ohio 43302

CUSIP No.	848574 10 9	13G	Page	10	of	16

Item 2(c)	Citizenship:

Onex Partners LP, Onex Spirit Co-Invest LP and Onex US Principals LP are Delaware limited partnerships. OAH Wind LLC and Wind EI II LLC are Delaware limited liability companies. Onex Corporation is an Ontario, Canada corporation. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.:

848574 10 9

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

Onex Corporation	32,411,638	(1)
Onex Partners LP	18,197,952	(2)
OAH Wind LLC	8,604,867	(3)
Onex Spirit Co-Invest LP	4,892,892	(4)
Wind EI II LLC	530,376	(5)
Onex US Principals LP	185,551	(6)
Gerald W. Schwartz	32,411,638	(7)

(1)	Onex Corporation (“Onex”) may be deemed to own beneficially the shares of class A common stock beneficially owned by (a) Onex Partners LP (“Onex LP”), through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex LP; (b) OAH Wind LLC (“OAH LLC”), through Onex’s ownership of all of the equity of Onex American Holdings II LLC which owns all of the equity of Onex American Holdings Subco LLC, which owns all of the equity of OAH LLC; (c) Wind EI II LLC (“Wind LLC”), through Onex’s ownership of Onex American Holdings II LLC which owns all of the voting power of Wind Executive Investco LLC, which owns all of the equity of Wind LLC; (d) Onex US Principals LP (“Onex Principals LP”) through Onex’s ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex Principals LP and (e) Onex Spirit Co-Invest LP (“Onex Spirit LP”), through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Spirit LP. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

(2)	All of the shares beneficially owned by Onex Partners LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that

CUSIP No.	848574 10 9	13G	Page	11	of	16

each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Partners LP.

(3)	All of the shares beneficially owned by OAH LLC are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OAH LLC.

(4)	All of the shares beneficially owned by Onex Spirit LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Spirit LP.

(5)	All of the shares beneficially owned by Wind LLC are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Wind LLC.

(6)	All of the shares beneficially owned by Onex Principals LP are reported as beneficially owned by each of Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by Onex Principals LP.

(7)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, owns shares representing a majority of the voting rights of the shares of Onex and may be deemed to beneficially own all shares beneficially owned by Onex. The indirect interests of Onex are described in footnote (1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

     (b) Percent of class (based on 102,563,955 shares of Class A Common Stock outstanding as of November 11, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2007 filed with the Securities and Exchange Commission on November 11, 2007):

Onex Corporation	24%
Onex Partners LP	15.1%
OAH Wind LLC	7.7%
Onex Spirit Co-Invest LP	4.6%
Wind EI II LLC	0.5%
Onex US Principals LP	0.2%
Gerald W. Schwartz	24%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0

CUSIP No.	848574 10 9	13G	Page	12	of	16

Onex Spirit Co-Invest LP	0
Wind EI II LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(ii) Shared power to vote or to direct the vote:

Onex Corporation	32,411,638
Onex Partners LP	18,197,952
OAH Wind LLC	8,604,867
Onex Spirit Co-Invest LP	4,892,892
Wind EI II LLC	530,376
Onex US Principals LP	185,551
Gerald W. Schwartz	32,411,638

(iii) Sole power to dispose or to direct the disposition of:

Onex Corporation	0
Onex Partners LP	0
OAH Wind LLC	0
Onex Spirit Co-Invest LP	0
Wind EI II LLC	0
Onex US Principals LP	0
Gerald W. Schwartz	0

(iv) Shared power to dispose or to direct the disposition of:

Onex Corporation	32,411,638
Onex Partners LP	18,197,952
OAH Wind LLC	8,604,867
Onex Spirit Co-Invest LP	4,892,892
Wind EI II LLC	530,376
Onex US Principals LP	185,551
Gerald W. Schwartz	32,411,638

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

CUSIP No.	848574 10 9	13G	Page	13	of	16

Item 6	Ownership of More than Five Percent on Behalf of another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No.	848574 10 9	13G	Page	14	of	16
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008

ONEX CORPORATION
By:	/s/ Christopher A. Govan
Name Christopher A. Govan
	Title:	Managing Director

By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Chief Financial Officer

ONEX PARTNERS LP By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Athony Munk
	Name:	Anthony Munk
	Title:	Managing Director

OAH WIND LLC
By:	/s/ Athony Munk
	Name:	Anthony Munk
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

CUSIP No.	848574 10 9	13G	Page	15	of	16

ONEX SPIRIT CO-INVEST LP By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Athony Munk
	Name:	Anthony Munk
	Title:	Managing Director

WIND EI II LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Athony Munk
	Name:	Anthony Munk
	Title:	Director

/s/ Donald Lewtas
Gerald W. Schwartz, by Donald Lewtas,
attorney-in-fact

CUSIP No.	848574 10 9	13G	Page	16	of	16

INDEX TO EXHIBITS

Page No. in Sequential
Exhibit		Numbering System

1.	Joint Filing Agreement incorporated by reference to the Schedule 13G filed with the Securities and Exchange Commission by Onex Corporation, Gerald W. Schwartz, Onex Partners LP, OAH Wind LLC, Onex Spirit Co-Invest LP, Wind EI II LLC and Onex US Principals LP on February 14, 2007.

2.	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.